Appointment of Ecopetrol’s Board of Directors Committees

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) announces that the Board of Directors in its session of April 21, 2021, confirmed the following positions:

•	Luis Guillermo Echeverri as President
•	Carlos Gustavo Cano as Vice-president

Additionally, during that session, the Board of Directors approved the recomposition of the following committees: Compensation, Nomination and Culture; Technology and Innovation; Corporate Governance and Sustainability; and HSE, which will be comprised by the following members:

COMPENSATION, NOMINATION AND CULTURE COMMITTEE

•	Juan Emilio Posada (chair)
•	Cecilia María Vélez
•	Santiago Perdomo
•	Esteban Piedrahita

TECHNOLOGY AND INNOVATION COMMITTEE

•	Luis Guillermo Echeverri (chair)
•	Cecilia María Vélez
•	Sergio Restrepo
•	Carlos Gustavo Cano
•	Santiago Perdomo
•	Germán Quintero

CORPORATE GOVERNANCE AND SUSTAINABILITY COMMITTEE

•	Esteban Piedrahita (chair)
•	Cecilia María Vélez
•	Carlos Gustavo Cano
•	Juan Emilio Posada
•	Luis Guillermo Echeverri
•	Germán Quintero

HSE COMMITTEE

•	Hernando Ramírez (chair)
•	Carlos Gustavo Cano
•	Santiago Perdomo
•	Germán Quintero

The current composition of the following committees was reaffirmed: ISA Acquisition Valuation-Special, Audit and Risk, and Business.

Bogotá D.C., April 23, 2021

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Ecopetrol is Colombia’s largest firm and is an integrated oil company that is among the 50 largest in the world and the four largest in Latin America. In addition to Colombia, where it generates over 60% of the country’s production, it is active in exploration and production in the United States (Permian basin and Gulf of Mexico), Brazil and Mexico. Ecopetrol operates the largest refinery in Colombia, most of the country’s oil-pipeline and polyduct network and is significantly increasing its share of bio-fuels. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

For further details, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co

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